UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-41606

BRERA HOLDING PLC

(Exact name of registrant as specified in its charter)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Issuance of Press Release

On May 8, 2023, the Company issued a press release announcing the completion of the acquisition of 90% of the outstanding common shares of Fudbalski Klub Akademija Pandev. A copy of this press release is attached hereto as Exhibit 99.1.

Exhibit No.	Description
99.1	Press Release dated May 8, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2023	BRERA HOLDINGS PLC

	By:	/s/ Sergio Carlo Scalpelli
Sergio Carlo Scalpelli
Chief Executive Officer

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